Sound Surgical Technologies Inc.

357 South McCaslin Boulevard

Suite 100

Louisville, CO 80027

May 19, 2005

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Sound Surgical Technologies Inc.
Withdrawal of Registration Statement on Form SB-2 (Registration No. 333-121472)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended, Sound Surgical Technologies Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of its Registration Statement on Form SB-2 (Registration No. 333-121472), together with all exhibits and amendments thereto, including the application for confidential treatment of certain exhibits filed in connection therewith (the “Registration Statement”).

This request is made on the grounds that, based on current market conditions, the undersigned Registrant has determined that it is not advisable at this time to proceed with the proposed offering. Furthermore, the Registration Statement was never declared effective nor were any securities sold under it. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Company requests in accordance with the Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Pursuant to Rule 477(c), the Company further requests that an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement in the following manner: “Withdrawn upon request of the Registrant, the Commission consenting thereto.” Although no decision has been made at this time, the Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

We appreciate your assistance and should you need any additional information, please feel free to contact Robert W. Walter at (303) 667-7193.

Respectfully submitted,

SOUND SURGICAL TECHNOLOGIES INC.

By:	/s/ Douglas D. Foote
Douglas D. Foote Chief Financial Officer

cc:	Robert W. Walter, Esq.